# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TheRealReal, Inc., CIK 0001573221
CUSIP: 88339P101
Title of class of securities: Common stock, par value $0.00001
Address of issuer's principal executive offices: 55 FRANCISCO STREET, SUITE 400, SAN FRANCISCO, California (CA), 94133
Date of event which requires filing of this statement: 01/28/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-24-002415
Filed by CIK 0001688522
Persons authorized to receive notices and communications: MR. DAVID L. KANEN, KANEN WEALTH MANAGEMENT, LLC, 6810 Lyons Technology Circle, Suite 160, Coconut Creek, Florida (FL), 33073, 631-863-3100

## Reporting persons
- Philotimo Fund, LP (CIK 0001688522): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,865,676; sole dispositive power 0; shared dispositive power 1,865,676; aggregate amount beneficially owned 1,865,676 (1.7% of the class)
- Philotimo Focused Growth & Income Fund (CIK 0001962162): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,538,285; sole dispositive power 0; shared dispositive power 1,538,285; aggregate amount beneficially owned 1,538,285 (1.4% of the class)
- Kanen Wealth Management LLC (CIK 0001681614): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Florida (FL); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 4,273,959; sole dispositive power 0; shared dispositive power 4,273,959; aggregate amount beneficially owned 4,273,959 (3.9% of the class)
- Kanen David (CIK 0001681743): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 22,194; shared voting power 4,273,959; sole dispositive power 22,194; shared dispositive power 4,273,959; aggregate amount beneficially owned 4,296,153 (3.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.00001
Name of issuer: TheRealReal, Inc.
Address of issuer's principal executive offices: 55 FRANCISCO STREET, SUITE 400, SAN FRANCISCO, California (CA), 94133

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by PHLOX were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 1,865,676 Shares beneficially owned by Philotimo is approximately $5,072,299, including brokerage commissions. The aggregate purchase price of the 1,538,285 Shares beneficially owned by PHLOX is approximately $4,206,691, including brokerage commissions. The aggregate purchase price of the 869,998 Shares held in the Managed Accounts is approximately $2,307,308, including brokerage commissions. The aggregate purchase price of the 22,194 Shares beneficially owned by Mr. Kanen is approximately $54,448, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 109,691,196 Shares outstanding as of October 30, 2024 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (SEC) on November 4, 2024.

A. Philotimo
As of the close of business on January 30, 2025, Philotimo beneficially owned 1,865,676 Shares. Percentage: Approximately 1.7%

B. PHLOX
As of the close of business on January 30, 2025, PHLOX beneficially owned 1,538,285 Shares. Percentage: Approximately 1.4%

C. KWM
As of the close of business on January 30, 2025, KWM beneficially owned 4,273,959 Shares, consisting of (i) the 1,865,676 Shares owned directly by Philotimo, which KWM may be deemed to beneficially own as the general partner of Philotimo, (ii) the 1,538,285 Shares owned directly by PHLOX, which KWM may be deemed to beneficially own as the investment manager of PHLOX and (iii) 869,998 Shares held in the Managed Accounts. Percentage: Approximately 3.9%

D. Mr. Kanen
As of the close of business on January 30, 2025, Mr. Kanen may be deemed to beneficially own 4,296,153 Shares, consisting of (i) 22,194 Shares owned directly by Mr. Kanen and (ii) the 4,273,959 Shares beneficially owned by KWM, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM. Percentage: Approximately 3.9%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

A. Philotimo
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,865,676
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,865,676

B. PHLOX
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,538,285
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,538,285

C. KWM
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,273,959
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,273,959

D. Mr. Kanen
1. Sole power to vote or direct vote: 22,194
2. Shared power to vote or direct vote: 4,273,959
3. Sole power to dispose or direct the disposition: 22,194
4. Shared power to dispose or direct the disposition: 4,273,959
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

A. Philotimo
The transactions in the Shares by Philotimo since the filing of Amendment No. 1 to the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference.

B. PHLOX
The transactions in the Shares by PHLOX since the filing of Amendment No. 1 to the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference.

C. KWM
The transactions in the Shares by KWM since the filing of Amendment No. 1 to the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference.

D. Mr. Kanen
Mr. Kanen has not transacted in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

KWM, in its role as investment manager to the Managed Accounts, to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer's Shares held in the Managed Accounts.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

The Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer as of January 28, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities

## Signatures
- Philotimo Fund, LP: /s/ David L. Kanen, David L. Kanen, Managing Member of Kanen Wealth Management, LLC, its general partner (01/30/2025)
- Philotimo Focused Growth & Income Fund: /s/ David L. Kanen, David L. Kanen, Managing Member of Kanen Wealth Management, LLC, its investment adviser (01/30/2025)
- Kanen Wealth Management LLC: /s/ David L. Kanen, David L. Kanen, Managing Member (01/30/2025)
- Kanen David: /s/ David L. Kanen, David L. Kanen (01/30/2025)